

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Giri Devanur
Chief Executive Officer
reAlpha Tech Corp.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

>   **Re: reAlpha Tech Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 29, 2023**
>   **File No. 333-271307**

Dear Giri Devanur:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 29, 2023

Cover Page

1.   We note your response to comment 1 and reissue the comment. Please tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet this standard.

   Although we note your statement that "the Company meets two of the three quantitative standards for listing on the Nasdaq Capital Market," it is unclear how you meet any one of the Equity Standard, the Market Value of Listed Securities Standard, or the Net Income Standard under Nasdaq Rule 5505(b) because:
   •   your stockholders' equity is not at least $5 million (in the case of the Equity Standard)

> or $4 million (in the case of the Market Value of Listed Securities Standard or the Net Income Standard), and
>
> - your net income from continuing operations is not $750,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years (in the case of the Net Income Standard).

Additionally, please tell us whether you have discussed your ability to meet the quantitative requirements of Rule 5505(a) and Rule 5505(b) with Nasdaq and the outcome of those discussions. If such discussions occurred, please supplementally provide us with the name of the Nasdaq representative.

Risk Factors, page 11

2.   Please tell us what consideration you have given to including a risk factor discussing the differences the tracing requirement could pose to securities liability challenges brought under Section 11 for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

3.   We note the increase in depreciation and amortization costs for the nine months ended January 31, 2023 as compared to January 31, 2022. Please disclose the reasons why depreciation and amortization costs increased when a large number of properties were disposed of during the period.

Business, page 56

4.   We note your response to prior comment 7. Please clarify if you intend to account for the acquisition of a minority stake of 25% in each of Naamche Inc. and Carthagos, Inc. under the equity method or by another method. Please also tell us how you are currently accounting for the investments in Naamche and Carthagos, as the disclosure on page 69 indicates that you acquired interests in these companies in 2021.

Our Platform and Technologies, page 60

5.   We note your response to comment 9 and partially reissue the comment. Please provide us with your analysis of why the financial metrics and additional information available only to Syndicate Members who use the app are not material and should not be made available to investors who may not want to use the app.

6.   We note your response to comment 10, including that the financial metrics available only to Syndicate Members who use the app will not meet the same requirements as SEC filings. Please tell us how your disclosure of financial metrics and additional information to Syndicate Members who use the app, but not investors generally, is consistent with the requirements of Regulation FD.

Principal Stockholders, page 88

7. Please revise to disclose in the beneficial ownership table the 368,499 shares held by Mr. Aldecoa.

Financial Statements, page F-1

8. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Note 3 - Summary of Significant Accounting Policies, page F-8

9. Your disclosure, in response to prior comment 16, on page 64 indicates that you expect Syndicate Members to collectively own 100% of the Syndication LLCs and that you will account for the Syndication LLCs in accordance with applicable U.S. GAAP. Please explain how you will account for the Syndication LLCs under U.S. GAAP.

General

10. We note your response to comment 18 and reissue the comment. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 and provide the disclosure required by the form.

    Although the company considers its primary business lines to relate to the development of technology platforms that allow users to invest in short-term rental properties, the financial statements show that the company's only sources of revenue are rental income and gain on sale of properties; and the company's primary assets—in excess of 90% on average for the periods presented—are cash and investments in real estate. Accordingly, it appears that the company's business is primarily that of acquiring and holding for investment real estate or interests in real estate, or interests in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment. Therefore, we continue to be of the view that the company is required to use Form S-11 pursuant to General Instruction A.

    Additionally, we note that currently it appears that you and your subsidiaries, as opposed to any Syndicate Members, own 100% of the five properties in your portfolio; and that you and your subsidiaries have generated no revenues through the use and subscription of your technologies.

11. We note your response to comment 19 and reissue the comment. Please provide the disclosure required by Industry Guide 5 or advise. For example, revise your compensation disclosure to comply with Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

12.   We note your response to comment 22. To the extent the July 29, 2022 offering was unregistered, please revise Item 15 of Part II to disclose all of the information required by Item 701 of Regulation S-K.

 You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Blake Baron